Exhibit 99.1

ZK International and Chairman Huang Recognized for Integrity,

Innovation and Top 10 Businessmen of the Year in China

WENZHOU, China, March 19, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), is pleased to announce two significant industry achievements. First, the Company has been awarded with the Pilot Enterprise of Integrity and Innovation at the 15th Annual Public Figure Award Ceremony, held in the National People’s Congress Convention Center. Additionally, the Wenzhou Business Daily awarded Chairman Huang as Top 10 Businessmen of the Year in Wenzhou, China.

The Pilot Enterprise of Integrity and Innovation recognition is awarded to companies or individuals who possess great entrepreneurship, an innovative mind and are committed to promoting social responsibility. ZK International has been acknowledged with this prestigious award for the Company’s many years of integrity and innovation in the water and gas piping infrastructure market within China. The award committee consisted of the China Economic & Trade Herald, Path to Success Media, Love of China Magazine, and Enlightened Lives.

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, “It is with great honor to be recognized for this award. It is a testament to the hard work our team has put forth towards being innovative. In order to continue to have a competitive advantage, we will continue to be innovative with the hopes of always adding new, revolutionary technology to our piping products. I want to thank the committee for their support and acknowledgement and my team for operating the business with only the highest social and economic standards.”

The Wenzhou Business Daily has also awarded Chairman Huang as Top 10 Businessmen of the Year in Wenzhou, China. The Top 10 Businessmen of the Year award, was started in 2002, which selects 10 local business leaders each year who can best represent the entrepreneurship of Wenzhou, a city with a 9 Million population and has been the birthplace of China’s private economy.

Wenzhou Business Daily commented about ZK International’s Chairman, Mr. Jiancong Huang, “From Olympic Stadium to Shanghai Expo, from Beijing subway to Shenzhen water supply infrastructure, clean water goes through the piping infrastructure of ZK. Starting from a family-run business, ZK International is now planning to enter the global stage and connect the world with its piping network.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com